EXHIBIT 99.10 – Banco Santander S.A. Buy-out Procedure

Banco Santander, S.A.´s (the “Bank” or “Banco Santander”) remuneration system includes the delivery of shares of the Bank or of rights thereon or that is linked to the price of the Bank´s shares, the (immediate or deferred) delivery of shares of the Bank within the application of the Banco Santander group’s buy-out policy, and has been approved by the board of directors of the Bank, following a proposal of the remuneration committee.

Such buy-out policy is an instrument to be selectively used in the engagement of executives or employees who, as a result of accepting a job offer from the Bank (or from other Banco Santander group’s companies), lose the right to receive certain variable remuneration from their previous company. Therefore, this policy, which takes into account regulations and recommendations that apply to the Bank, allows the maintenance of certain flexibility to be able to attract the best talent and to be fair with respect to the loss of rights that an executive or employee assumes due to joining the Banco Santander group, given that the conditions of the buy-out take into account the conditions applicable to the remunerations the loss of which is compensated.

The maximum number of shares that may be delivered under this resolution is a number such that, multiplying the number of shares delivered (or recognized) on each occasion by the average weighted daily volume of the averaged weighted listing prices for Santander shares corresponding to the fifteen trading sessions prior to the date on which they are delivered (or recognized), does not exceed the amount of 40 million euros.